

March 24, 2009

Mr. B. Andrew Rose
Chief Financial Officer, Worthington Industries, Inc.
200 Old Wilson Bridge Road
Columbus, OH 43085

Re:　　**Worthington Industries, Inc.**
Form 10-K for the year ended May 31, 2008
Definitive Proxy Statement, filed August 13, 2008
Form 10-Q for the quarter ended November 30, 2008
File No. 1-8399

Dear Mr. Rose:

　　We have reviewed your response to our letter dated February 19, 2009 and have the following comment. We ask that you respond within ten business days.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Worthington Industries, Inc. Schedule 14A</u>

<u>Compensation Discussion and Analysis, page 22</u>

1. We have considered your responses to our prior comments #7 thru #9 and we are unable to concur with your argument that the use of the comparator group information in the determination of executive compensation does not constitute benchmarking. Accordingly, as previously requested please provide the information required by Item 402(b)(2)(xiv) of Regulation S-K. Refer to Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding this comment, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, Dorine Miller, Financial Analyst, at (202) 551-3262, Andrew Schoeffler, Attorney, at (202) 551-3748 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief